Exhibit 12
COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS HOLDINGS CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Year Ended
(millions, except ratios)	2014	2013	2012	2011	2010
Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$276	$214	$216	$225	$211
Add interest element implicit in rentals	241	259	280	285	288
	517	473	496	510	499
Interest capitalized	2	2	1	1	—
Total fixed charges	$519	$475	$497	$511	$499
Income
Income before income taxes, noncontrolling interest, and extraordinary loss	($1,685)	($972)	($1,010)	($1,751)	$166
Deduct undistributed net income of unconsolidated companies	37	185	47	27	17
	(1,722)	(1,157)	(1,057)	(1,778)	149
Add
Fixed charges (excluding interest capitalized)	517	473	496	510	499
Income before fixed charges and income taxes	($1,205)	($684)	($561)	($1,268)	$648
Ratio of income to fixed charges	(2.32)	(1.44)	(1.13)	(2.48)	1.30